Exhibit 99.1

Oncolytics Biotech® Inc. Announces Filing for Orphan Drug Designation with the U.S. FDA for Pancreatic and Ovarian Cancers

CALGARY, Dec. 2, 2014 /CNW/ - Oncolytics Biotech Inc. ("Oncolytics") (TSX:ONC, NASDAQ:ONCY) today announced that it has submitted applications for Orphan Drug Designation to the U.S. Food and Drug Administration ("FDA") for REOLYSIN® for the treatment of pancreatic and ovarian cancers.

The FDA grants Orphan Drug Designation status to products that treat rare diseases, providing incentives to sponsors developing drugs or biologics. The FDA defines rare diseases as those affecting fewer than 200,000 people in the United States at any given time. Orphan Drug Designation provides the sponsor certain benefits and incentives, including a period of marketing exclusivity if regulatory approval is ultimately received for the designated indication, potential tax credits for certain activities, eligibility for orphan drug grants, and the waiver of certain administrative fees. The receipt of Orphan Drug Designation status does not change the regulatory requirements or process for obtaining marketing approval. For more information, please visit:
http://www.fda.gov/forindustry/DevelopingProductsforrareDiseasesConditions/default.htm.

REOLYSIN® is Oncolytics' proprietary isolate of the reovirus. Its primary mode of activity is to infect and selectively target tumours with activating Ras pathway mutations and/or over-expressions of Ras pathway elements including, amongst others, EGFR, BRAF, and KRAS. Up to 70% of pancreatic cancers have activating Ras pathway mutations and/or over-expressions.

"Many patients with either pancreatic or ovarian cancer are not diagnosed until after their disease has progressed to its later stages, which reduces their survival outcomes," said Dr. Brad Thompson, President and CEO of Oncolytics. "The development of more targeted treatment options, in this case an agent targeting cancers with Ras pathway defects, will allow patients to access the most suitable treatment for their specific case."

About Pancreatic Cancer
The American Cancer Society estimates that 46,420 Americans will be diagnosed with pancreatic cancer and an estimated 39,590 Americans are expected to die from the disease in 2014. Approximately 44,539 patients are affected with pancreatic cancer at any time in the U.S. The prognosis for patients diagnosed with pancreatic cancer, regardless of stage, is generally poor; the relative five-year survival rate for all stages combined is approximately six percent.

About Ovarian Cancer
The American Cancer Society estimates that 21,908 American women will be diagnosed with ovarian cancer and an estimated 14,270 will die from the disease in 2014. Approximately 193,203 patients are affected with ovarian cancer at any time in the U.S. Ovarian cancer accounts for about 5% of all cancer deaths among women. The prognosis for patients diagnosed with ovarian cancer at the localized stage is good, with a five-year survival rate of 92%; however, only about 15% of cases are diagnosed at this stage. The relative 10-year survival rate for all stages combined is approximately 35%.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws. Statements, other than statements of historical facts, included in this press release that address activities, events or developments that Oncolytics expects or anticipates will or may occur in the future, including such things as, the Company's expectations related to the granting of Orphan Drug Designation for REOLYSIN®, the Company's belief as to the potential of REOLYSIN as a cancer therapeutic, and other such matters are forward-looking statements and forward-looking information and involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements and forward-looking information. Such risks and uncertainties include, among others, risks related to the statistical sufficiency of patient enrollment numbers in separate patient groups, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements and forward-looking information. Investors are cautioned against placing undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update these forward-looking statements and forward-looking information, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information: TMX Equicom: Nick Hurst, 300 5th Ave. SW, 10th Floor, Calgary, Alberta T2P 3C4, Tel: 403.218.2835, Fax: 403.218.2830, nhurst@tmxequicom.com; TMX Equicom: Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@tmxequicom.com; Dian Griesel, Inc.: Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210, Fax: 212.825.3229, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 06:30e 02-DEC-14